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EXHIBIT 12

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

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
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                                                     March 29              January 1              Six months
                                                      through                through                   ended
(In millions)                                   June 30, 2003         March 28, 2003           June 30, 2002
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                                                   (Successor)          (Predecessor)           (Predecessor)
Net income                                      $       373.7         $        245.7           $       998.4
Income taxes                                            189.9                  181.8                   504.2
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Income before income taxes                              563.6                  427.5                 1,502.6
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Fixed charges:
  Interest expense (1)                                  574.5                  898.1                 1,917.2
  Interest portion of rentals (2)                        11.2                   18.2                    33.4
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Total fixed charges                                     585.7                  916.3                 1,950.6
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Total earnings as defined                       $     1,149.3         $      1,343.8           $     3,453.2
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Ratio of earnings to fixed charges (4)                   1.96                   1.47                    1.77
Preferred stock dividends (3)                   $        32.8         $         32.3           $        36.2
Ratio of earnings to combined fixed charges
  and preferred stock dividends (4)                      1.86                   1.42                    1.74
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(1)    For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3)    Preferred stock dividends are grossed up to their pretax equivalents.

(4) The ratios for the period January 1 through March 28, 2003 (predecessor), have been negatively impacted by $170.9 million (after-tax) of HSBC acquisition related costs incurred by Household. Excluding this item, our ratio of earnings to fixed charges would have been 1.69 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.64 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.